

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2016

Via e-mail
E. Thomas Layton
Chief Executive Officer and Chairman
ZEC, Inc.
1002 North Central Expressway, Suite 495
Richardson, Texas 75080

> **Re: ZEC, Inc.**
> **Form 10-12G**
> **Filed December 28, 2015**
> **File No. 000-55554**

Dear Mr. Layton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please revise, as applicable, to disclose whether the company is an Emerging Growth Company as defined under the JOBS Act and whether the company intends to rely upon the various exemptions available to companies meeting that definition. If applicable, revised disclosure should address whether the company has elected to take advantage of the option available to Emerging Growth Companies to delay adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. If the company has elected this option, also disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Description of Business

2. Please revise your disclosure here to indicate the current state of your business, including the markets in which you currently sell your products, if any, and how you distribute your products. See Item 101(h)(4)(i) and Item 101(h)(4)(ii) of Regulation S-K.

3. You state in risk factors that your business is dependent upon government regulations, including those of the EPA. Please revise to discuss the government regulations that may affect your business, and the costs and effects compliance of with environmental laws. See Item 101(h)(4)(ix) and Item 101(h)(4)(xi) of Regulation S-K.

4. You state under Executive Compensation that you have no employees, but you indicate that you have a CEO and a secretary in that same section. Please disclose the total number of employees that you have, and the number of full time employees. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

Selected Financial Data

1) Liquidity

5. You disclosed that your accountants have indicated that there is substantial doubt about your ability to continue as a going concern. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, *Uncertainty About an Entity's Continued Existence*. Please provide additional detail including but not limited to the following:

   • Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

   • How you will support your business if you cannot obtain funding;

   • Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

   • Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented;

   • A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations; and

   • Management's plans (including relevant prospective financial information).

3) Results of Operations

6. Please clarify your statement that "[a]s of September 30, 2015 the Company … had not yet incurred $200 operating expenses."

Resumes

7. Please provide a complete description of Mr. Layton's work experience from early 2011 through 2012, as well as a description of his qualifications to serve as a director. Please also clarify the nature of Mr. Pleus' position with Bedminster Financial Group, Ltd. Please refer to Item 401(e)(1) of Regulation S-K.

Summary Compensation Table

8. Please revise to present your compensation information in accordance with Item 402(n) of Regulation S-K. Please also clarify in which year Mr. Zecevic received his 20,000, and please present the equity granted to him and Mr. Layton as stock awards.

Certain Relationships and Related Transactions

9. Please clarify why Mr. Pleus is presented as a related person. Please refer to Item 404(a)(1) of Regulation S-K.

10. You state under Executive Compensation that Mr. Fugate is an "outside director." Please clarify if he is independent, and if so, what standard of independence you applied in coming to that conclusion. Please refer to Item 407(a) of Regulation S-K.

Recent Sales of Unregistered Securities

11. Please clarify who the Company issued 1,000,000 shares to on March 6, 2014, and why the holder of this equity is not presented in your table of beneficial ownership. Please refer to Item 701(b) of Regulation S-K.

12. We note that your disclosure here covers the issuance of all 3,580,000 of your outstanding securities, but omits the issuance of 20,000 shares to Mr. Zecevic. Please revise to clarify why you do not have 3,600,000 shares outstanding.

Financial Statements – December 31, 2014

General

13. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10. If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.

<u>Financial Statements – September 30, 2015</u>

<u>General</u>

14. Please note that the definition of a development stage entity and the financial reporting
    distinction between development stage entities and other reporting entities has been
    removed from U.S. GAAP pursuant to FASB Accounting Standards Update 2014-10.
    Please revise your future financial statements, as applicable.

<u>Statement of Cash Flows</u>

15. Your balance sheet shows that you had cash of $8,000 as of September 30, 2015.
    However, your statement of cash flows shows that you had cash of $8,960 at the end of
    the nine-months ended September 30, 2015. Please revise your statement of cash flows
    to reflect the correct cash balance as of September 30, 2015.

<u>Note 2. Summary of Significant Accounting Policies</u>

16. Please disclose your accounting policy for revenue recognition. Refer to FASB ASC
    605.

<u>Exhibit 2.1</u>

17. Exhibit 2.1 is a proposed plan of reorganization rather than the final plan that Pacific
    Shores Development used to exit bankruptcy. It is unclear whether this proposed plan
    was adopted. Please file a copy of the final plan of reorganization as Exhibit 2.1.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction